UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of

1934

For the month of February, 2025 Commission File Number:001-15014

SUN LIFE FINANCIAL INC.
(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Exhibit

99.1	Notice of Meeting Date and Record Date

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: February 13, 2025	By	/s/ Tracie Allan
Tracie Allan
VP, Associate General Counsel, Corporate Legal